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                                          Filed by:  Conestoga Enterprises, Inc.
                                                   Pursuant to Rule 425under the
                                                      Securities Act of 1933 and
                                                        deemed filed pursuant to
                                                           Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                                   Subject Company:  Conestoga Enterprises, Inc.
                                                   (Commission File No. O-24064)



Contacts:  NTELOS Inc.                               Conestoga Enterprises, Inc.
           Michael B. Moneymaker, CFO                Albert H. Kramer, President
           Wesley Wampler, Dir. Investor Relations   (610) 582-6204
           (540) 949-3447
           wamplerwes@ntelos.com
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                  NTELOS Inc. and Conestoga Enterprises, Inc.
                    Agree to Sell GSM Network to VoiceStream

Waynesboro, VA & Birdsboro, PA - August 28, 2001 - NTELOS Inc. (NASDAQ: NTLO), and Conestoga Enterprises, Inc. (NASDAQ: CENI) announced today the signing of a definitive purchase agreement with VoiceStream Wireless to sell to VoiceStream the Conestoga Wireless GSM (Global System for Mobile Communications) network in central Pennsylvania. The $60 million transaction will be an asset purchase that will include the PCS licenses and wireless network assets and operations in Reading, State College, Williamsport, Sunbury, and Pottsville, Pennsylvania and approximately 18,000 PCS customers of Conestoga Wireless. The transaction is subject to the closing of the previously announced merger between NTELOS Inc. and Conestoga Enterprises, Inc., final approval by VoiceStream's parent company, regulatory approval by the Federal Communications Commission and other customary conditions.

On July 25, 2001 NTELOS Inc. and Conestoga Enterprises, Inc. announced a definitive merger agreement that will create a regional Integrated Communications Provider (ICP) with 200,000 PCS subscribers and 175,000 local telephone access lines. NTELOS operates a CDMA digital PCS wireless network in Virginia, West Virginia and parts of Kentucky and North Carolina. Additionally, NTELOS owns PCS licenses in Reading, State College, and Williamsport, Pennsylvania.

James S. Quarforth, Chief Executive Officer of NTELOS said, "Our review of the options for integrating the wireless operations led us to believe that this would be the best alternative for existing Conestoga Wireless customers and satisfying growth plans for the NTELOS CDMA digital PCS network." Albert H. Kramer, President of Conestoga added, "A smooth transition for existing wireless customers was a high priority in the decision making process."

NTELOS Inc. (NASDAQ: NTLO), is an integrated communications provider with headquarters in Waynesboro, Virginia. NTELOS provides products and services to customers in Virginia, West Virginia, Kentucky, Tennessee and North Carolina, including wireless digital PCS, dial-up Internet access, high-speed DSL (high-speed Internet access), and local and long distance telephone services. Welsh, Carson, Anderson & Stowe, a New York investment firm with $12 billion in private capital, is a leading shareholder of NTELOS. Detailed information about NTELOS is available online at www.ntelos.com.
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Conestoga Enterprises, Inc. is a Birdsboro, Pennsylvania based integrated communications provider serving southern and central Pennsylvania. Through its subsidiaries Conestoga provides local and long-distance telephone services, wireless PCS, Internet access, paging, cable television and communications equipment solutions. Detailed information about Conestoga Enterprises, Inc. is available online at www.callconestoga.com.
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Based in Bellevue, Washington, VoiceStream Wireless Corp. is a nationwide provider of communication services and operates using the GSM technology platform. VoiceStream is a member of T-Mobile International, a subsidiary of Deutsche Telekom's (NYSE: DT) wireless operations. For more information, visit the company web site at www.voicestream.com.
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INVESTORS and security holders ARE URGED TO READ NTELOS' Registration Statement on Form S-4 and the JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS relating to the merger transaction described above, when they become available, BECAUSE THEY will CONTAIN IMPORTANT INFORMATION. When these and other documents relating to the transaction are filed with the Commission, investors and security holders may obtain a free copy at the Commission's web site at www.sec.gov. The documents filed with the Commission by NTELOS may also be obtained for free from NTELOS by directing a request to NTELOS Inc., P. O. Box 1990, Waynesboro, Virginia 22980, Attn: Investor Relations, telephone: (540) 946-3500. Certain of these documents may also be available on NTELOS' website at www.ntelos.com when they become available. READ THE DEFINITIVE Registration
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Statement and JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A
DECISION CONCERNING THE MERGER..